

U.S. SECURITIES AND EXCHANGE COMMISSION



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BANC ONE CAPITAL MARKETS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Bank One Plaza, Suite IL1-0482
(No. and Street)

Chicago	Illinois	60670-0482
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Romani — 312-732-6756
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive	Chicago	Illinois	60601
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, W. Robert Felker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of BANC ONE CAPITAL MARKETS, INC. as of December 31, 2002, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



W. Robert Felker
President and Chief Operating Officer



Notary Public


OFFICIAL SEAL
EULA MCCALLISTER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 05-15-06

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Subordinated Borrowings
	(g)	Computation of Net Capital and Required Net Capital
	(h)	Computation for Determination of the Reserve Requirements for Broker-Dealers Under SEC Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3
	(j)	Schedule of Segregation Requirements and Funds in Segregation For Customers' Regulated Commodity Futures and Options Accounts Pursuant to Commodity Exchange Act
	(k)	Schedule of Secured Amounts and Funds Held in Separate Accounts For Foreign Futures and Foreign Options Customers Pursuant to Commodity Exchange Act
	(l)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(m)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(n)	An Oath or Affirmation
	(o)	A Copy of the SIPC Supplemental Report
	(p)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditor's Report

Board of Directors
Banc One Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Banc One Capital Markets, Inc. (the Company) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Banc One Capital Markets, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 14, 2003



BANC ONE CAPITAL MARKETS, INC.
(A Subsidiary of BANK ONE CORPORATION)

Statement of Financial Condition

December 31, 2002

(In thousands, except for share data)

Assets		
Cash	$	7,879
Cash and securities segregated under federal and other regulations		217,532
Receivable from broker-dealers and clearing organizations		139,350
Receivable from customers		24,732
Securities purchased under agreements to resell		2,903,199
Securities borrowed		3,699,297
Securities owned		1,531,211
Securities owned, pledged as collateral		3,166,650
Other assets		58,930
Total assets	$	11,748,780
Liabilities and Stockholder's Equity		
Bank loans	$	215,000
Payable to broker-dealers and clearing organizations		661,808
Payable to customers and non-customers		163,517
Securities sold under agreements to repurchase		8,420,957
Securities sold, not yet purchased		1,485,693
Other liabilities		144,515
Total liabilities		11,091,490
Stockholder's equity:		
Common stock, $10 par value; 100 shares authorized, issued, and outstanding		1
Additional paid-in capital		259,945
Retained earnings		397,344
Total stockholder's equity		657,290
Total liabilities and stockholder's equity	$	11,748,780

See the accompanying notes to the statement of financial condition

(1) Organization

Banc One Capital Markets, Inc. (BOCM) is a wholly owned subsidiary of Banc One Financial Corporation, which, in turn, is a wholly owned subsidiary of BANK ONE CORPORATION (BANK ONE). BOCM is a registered broker-dealer with the Securities and Exchange Commission (SEC), a registered futures commission merchant with the Commodity Futures Trading Commission (CFTC), and a member of the National Association of Securities Dealers (NASD), the National Futures Association (NFA), and various other domestic and foreign exchanges.

BOCM, in its fixed income business, is a primary dealer in U.S. Government securities and underwrites and deals in U.S. Government and agency obligations, corporate debt, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. BOCM also is engaged in the brokering of futures contracts, options on futures contracts, and equity products including options. Through its strengths and capabilities in origination, distribution, and risk management, BOCM provides integrated financial solutions to institutional clients and investors, including structured finance, investment grade and asset-backed securities underwriting and trading, leveraged finance, merger and acquisition advice, exchange listed derivatives, convertible debt, private debt and equity placement, public finance, syndicated finance, collateralized debt obligations, and credit research.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. Significant estimates made by management are discussed in the Notes to the Statement of Financial Condition, as applicable.

(b) Securities Transactions

Securities transactions are recorded on the trade date at fair value. Amounts receivable and payable on unsettled transactions are recorded net in receivables/payables from/to broker-dealers and clearing organizations in the accompanying Statement of Financial Condition.

Customer securities and customer letters of credit are not reflected in the accompanying Statement of Financial Condition, as BOCM does not have title to these assets. To satisfy margin requirements to various clearing organizations, exchanges and brokers, BOCM may sell these securities or draw on these letters of credit to satisfy related customer receivable balances.

(c) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are carried at their contractual amounts plus accrued interest. BOCM's policy is to obtain

possession of collateral with a market value equal to or greater than that principal amount loaned under resale agreements. BOCM monitors the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and adjusts the level of collateral as necessary.

Substantially all repurchase and resale activities are transacted under master netting agreements that give BOCM the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. BOCM nets certain repurchase and resale agreement balances in the accompanying Statement of Financial Condition in accordance with Financial Accounting Standard Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.*

(d) Securities Borrowed and Loaned

Securities borrowed and securities loaned for cash collateral are included in the accompanying Statement of Financial Condition at the amount of cash advanced or received in connection with the transaction plus accrued interest. Securities borrowed transactions facilitate the settlement process and require BOCM to deposit cash or other collateral with the lender. With respect to securities loaned, BOCM receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. BOCM measures the market value of the securities borrowed and loaned against the collateral on a daily basis and additional cash or collateral is obtained or refunded as necessary.

(e) Exchange Memberships

Exchange memberships are recorded at cost, or if an other than temporary impairment in their value has occurred, at a lesser value that reflects management's estimate of the effects of the impairment.

(f) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(g) Income Taxes

BOCM is included in the consolidated federal and certain combined or unitary state income tax returns of BANK ONE. BOCM's applicable income tax provisions are determined on the basis of a separate return tax calculation, and the amount of current tax liability or asset calculated is either remitted to or received from BANK ONE. The amount of current and deferred tax liabilities or assets are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. In accordance with the tax sharing agreement between BOCM and BANK ONE, BOCM records deferred tax balances which can be offset in the BANK ONE consolidated tax return and settles deferred balances or portions thereof when utilized in the BANK ONE consolidated or combined tax return.

(h) Carrying Amount of Financial Instruments

Assets and liabilities that are considered financial instruments are either carried at fair value or are short-term or replaceable on demand and thus have carrying amounts that approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including resale agreements, securities borrowed, customer receivables, and certain other receivables. Similarly, BOCM's short-term liabilities, such as repurchase agreements, bank loans, customer and non-customer payables, and certain other payables are recorded at contractual amounts approximating fair value. These financial instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and, accordingly, their fair values are not materially affected by changes in interest rates.

The carrying amounts of resale agreements, repurchase agreements, and securities borrowed are based on dealer quotes. The estimated fair value of securities owned and securities sold, not yet purchased are generally based on quoted market prices or dealer quotes. The estimated fair value of derivative product assets and liabilities are based on quoted market prices and valuation models using current market information.

The fair value of option contracts are recorded in securities owned and securities sold, not yet purchased, as appropriate. Open equity in futures and interest rate swap transactions is recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as appropriate.

Option contracts written and purchased and interest rate swaps are utilized for economic hedging purposes. The fair value of exchange traded option contracts are recognized gross in the accompanying Statement of Financial Condition. The unrealized gains and losses on interest rate swaps are recognized on a net basis, by counterparty, as allowed by contractual netting agreements, in the accompanying Statement of Financial Condition. The unrealized gains and losses for securities purchased and sold on a delayed settlement basis (delayed delivery contracts), mortgage-backed to-be-announced securities (TBA securities), and securities purchased and sold on a when-issued basis (When-issued securities) are recorded in the accompanying Statement of Financial Condition.

(i) Recently Issued Accounting Pronouncements

In 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, which revised the financial accounting and reporting of acquired goodwill and other intangible assets and how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The adoption of SFAS No. 142 on January 1, 2002 did not have a material impact on BOCM's financial position.

In 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which revised the financial accounting and reporting for the impairment of long-lived assets. The adoption of SFAS No. 144 on January 1, 2002 did not have a material impact on BOCM's financial position.

(Continued)

(In thousands)

In 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34* (FIN 45), which requires additional disclosures by the guarantor about its obligations under certain guarantees that it has issued. FIN 45 also clarified that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The required FIN 45 disclosures have been incorporated into Note 13. The accounting requirements of FIN 45 are effective for BOCM on January 1, 2003, on a prospective basis. The impact of adoption is not expected to have a material impact on BOCM's financial position.

In 2003, the FASB issued Interpretation No. *46, Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51* (FIN 46). This interpretation clarified the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Although BANK ONE and its subsidiaries are evaluating the impact of FIN 46, BOCM does not believe that it qualifies as the primary beneficiary of these entities. BOCM does not believe that the adoption of FIN 46 will have a material impact on BOCM's financial position.

(3) Cash and Securities Segregated Under Federal and Other Regulations

Cash and cash margin deposits with clearing organizations and brokers of $14,188 and securities with a market value of $124,307 have been segregated under the Commodity Exchange Act and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Securities segregated with a market value of $124,307 were pledged to various clearing organizations, exchanges and brokers to satisfy margin requirements. Cash of $18,023 and U.S. Treasury notes with a market value of $61,014 has been segregated in a special reserve bank account for the benefit of customers in accordance with the SEC's Customer Protection Rule (Rule 15c3-3 under the Securities Exchange Act of 1934).

At December 31, 2002, BOCM held customer-owned securities with a market value of $64,768 and letters of credit with aggregate values of $30,500 from customers to satisfy margin requirements. Of these amounts, customer-owned securities with a market value of $45,811 and $20,500 of customers' letters of credit were pledged to various clearing organizations, exchanges, and brokers to satisfy margin requirements. In addition, BOCM held customer-owned exchange traded options purchased and sold with a market value of $139,102 and $30,342, respectively. BOCM does not record customer-owned options or securities in the accompanying Statement of Financial Condition.

BANC ONE CAPITAL MARKETS, INC.
(A Subsidiary of BANK ONE CORPORATION)

Notes to Statement of Financial Condition

December 31, 2002

(In thousands)

(4) Receivable From and Payable To Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002 consist of the following:

	Receivable		Payable	
Securities failed-to-deliver/receive	$	66,952	$	74,240
Receivable/payable from/to clearing organizations		30,040		2,793
Omnibus account receivable/payable		5,708		45
Unsettled trades, net		—		584,672
Other		36,650		58
Total	$	139,350	$	661,808

BOCM utilizes other financial institutions to facilitate the clearance of certain of its proprietary and customer transactions. The amounts payable to and receivable from clearing organizations and omnibus accounts relates to the aforementioned clearing transactions.

(5) Receivable From and Payable To Customers and Non-customers

Receivable from and payable to customers and non-customers include amounts due on cash and margin transactions. Securities owned by customers and non-customers are held as collateral for such receivables.

(6) Resale and Repurchase Agreements and Securities Borrowed and Loaned

BOCM enters into resale and repurchase agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, and to meet customers' needs. Under these agreements or transactions, BOCM either receives or provides collateral, including U.S. Government and agency, asset-backed, and corporate debt securities. BOCM receives collateral in connection with resale agreements, securities borrowing transactions, and customer margin loans. Under many agreements, BOCM is permitted to sell or repledge these securities held as collateral and uses the securities to secure repurchase agreements, enter into securities lending transactions, or deliver to counterparties to cover short positions.

At December 31, 2002, the fair value of collateral received by BOCM that it is permitted by contract or custom to sell or repledge was $6,707,918, which consisted of $3,077,554 of the securities received as collateral under resale agreements and $3,630,364 of the securities received under securities borrowed transactions. Of these amounts, $6,371,133 was either sold or repledged at December 31, 2002. These repledged securities have been received from other institutional counterparties and have been primarily used as collateral for repurchase agreements.

(Continued)

(In thousands)

(7) Securities Owned and Securities Sold, Not Yet Purchased

If BOCM's counterparties to its repurchase agreements or to its securities loaned transactions have the right by contract or custom to sell or repledge BOCM's pledged proprietary securities, then BOCM records these securities as securities owned, pledged as collateral in the accompanying Statement of Financial Condition.

At December 31, 2002, securities owned and securities sold, not yet purchased (excluding securities segregated for regulatory purposes – see Note 3) consisted of trading securities, the fair value and composition were as follows:

Description		Securities owned		Securities sold, not yet purchased
U.S. Government and agency obligations	$	2,663,806	$	992,504
State and municipal obligations		326,157		—
Commercial paper		361,717		—
Corporate debt		1,338,952		493,189
Other securities		7,229		—
		4,697,861		1,485,693
Less – Securities owned, pledged as collateral		3,166,650		—
Total	$	1,531,211	$	1,485,693

Securities owned, exclusive of securities segregated under federal and other regulations (See Note 3), having a market value of $59,465 have been utilized to meet certain requirements at various clearing organizations and exchanges.

(8) Bank Loans

BOCM funds its securities inventory, operating expenses, and other working capital needs through its own capital base, short-term repurchase agreements, credit facilities and lines of credit. On November 26, 2002, BOCM entered into a committed revolving credit facility agreement with BANK ONE for an aggregate amount not to exceed $1,000,000. Through December 31, 2002, no monies have been advanced to BOCM by BANK ONE under this agreement. At December 31, 2002, BOCM's uncommitted lines of credit totaled $750,000 with non-affiliated banks. At December 31, 2002, overnight borrowings under these lines of credit totaled $215,000 which were collateralized by trading securities owned by BOCM. These bank loans are short-term obligations that bear interest based upon the market rates for short-term borrowings. BOCM also had available unsecured letters of credit facilities of $75,000 with non-affiliated banks of which $17,000 was outstanding at December 31, 2002. The outstanding letters of credit have been pledged to a clearing organization.

(Continued)

(In thousands)

(9) Subordinated Borrowings

On May 23, 2002, BOCM repaid $150,000 of subordinated borrowings to BANK ONE. On May 3, 2002, BOCM entered into a revolving subordinated debt agreement with BANK ONE for an aggregate amount not to exceed $150,000. This agreement is in addition to the March 6, 2001 revolving subordinated debt agreement between BOCM and BANK ONE for an aggregate amount not to exceed $115,000. Any borrowings under the revolving subordinated debt agreement would be allowable in computing BOCM's regulatory net capital and would be subordinated to the claims of all present and future creditors. The loan agreement provides that no portion of this debt can be repaid if such repayment would cause BOCM to fail to meet its regulatory net capital requirements. Through December 31, 2002, no monies have been advanced to BOCM by BANK ONE under either agreement.

(10) Net Capital Requirements

BOCM is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital. BOCM has elected to use the alternative method, permitted by the rule, which requires that BOCM maintain minimum net capital, as defined, equal to the greater of $250 or 2% of the aggregate debit balances arising from customer transactions, as defined. BOCM is also subject to the CFTC's minimum financial requirements (Regulation 1.17 of the Commodity Exchange Act), which require that BOCM maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2002, BOCM had net capital of $342,229, which was 499% of aggregate debit balances and $337,389 in excess of required net capital.

(11) Related–Party Transactions

A portion of BOCM's business is transacted with BANK ONE and its subsidiaries. Certain services are provided between BOCM and affiliates under Intercompany Service Agreements (Agreements), for which BOCM pays or receives a fee. Under the Agreements, BOCM distributes short-term obligations of BANK ONE, Bank One N.A., Bank One Delaware N.A. (formerly First USA), and other affiliates on an agency basis. BOCM also provides advisory services to Bank One, N.A. customers. At December 31, 2002, BOCM had approximately $11,230 of receivables and $3,006 of payables related to the Agreements which are reflected in other assets and liabilities, respectively, in the accompanying Statement of Financial Condition.

In addition to its subordinated borrowings agreements with BANK ONE, BOCM has financing arrangements with BANK ONE to provide liquidity on an as-needed basis, (See Notes 8 & 9).

BOCM executes securities transactions on behalf of certain affiliated companies acting in a broker capacity. These activities generate receivable and payable balances, which are included in receivables from and payables to broker-dealers, customers and non-customers in the accompanying Statement of Financial Condition. At December 31, 2002, BOCM had receivables of $61,999 and payables of $227,851 relating to unsettled trades with affiliates. Additionally, BOCM had $334,075 in resale agreements and $302,082 in repurchase agreements with affiliates at December 31, 2002.

(Continued)

(12) Risk Management

Risk is an integral part of BOCM business and activities. BOCM's ability to properly and effectively manage risk is critical to its soundness and profitability. In the ordinary conduct of business, BOCM manages a variety of risks including market risk, credit risk, liquidity risk, operational risk, and legal and regulatory compliance risk. BOCM identifies, measures, monitors and controls risk through various mechanisms and techniques, including risk management policies and procedures, management committees, risk mitigation strategies such as hedging and requiring collateral/margin.

(a) Market Risk

Market risk is the risk of loss relating to a change in a financial instrument's value due to changes in inherent market variables such as interest rates, credit spreads, foreign currency exchange rates, equity and commodity prices, and other risks. All financial instruments and contractual commitments, including short sales, are subject to market risk. BOCM's exposure to market risk is determined by a number of factors including the size, duration, composition and diversification of positions, as well as market volatility and liquidity.

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Credit spread risk stems from the likelihood that changes in the credit quality of an issue or issuer relative to a risk-free alternative (e.g., US Treasury instruments) will impact the value of financial instruments. Currency risk is due to the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Equity and commodity price risk results from the potential of fluctuation in security prices for these and other instruments that derive their value from a particular stock, basket of stocks, or a stock index.

(b) Credit Risk

Credit Risk is the risk of loss relating to an issuer or counterparty failing to perform its obligations under contractual terms. These obligations arise from the extension of credit in trading and financing activities, and from participation in payment and securities settlement transactions on BOCM's and its client's behalf.

Concentrations of credit risk results from BOCM's exposure to credit risk associated with its trading and other activities measured on an individual counterparty basis as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. At December 31, 2002, BOCM's most significant concentration of credit risk, directly from trading asset positions and indirectly from collateral for financing agreements, was with the US Government and its agencies. BOCM's most significant industry credit concentration is with affiliated and third-party financial institutions – other broker-dealers, commercial banks and their holding companies, financing companies, insurance companies, and investment companies.

(In thousands)

(c) ***Liquidity Risk***

Liquidity risk is the risk of loss of BOCM being unable to (1) fund the portfolio of assets at appropriate maturities and rates and (2) liquidate a position in a timely manner at a reasonable price. Liquidity risk arises in the general funding of BOCM's business and activities. The underlying principle of the SEC's Uniform Net Capital Rule, which all U.S. registered broker-dealers are required to adhere to, is the capture and quantification of liquidity risk inherent in trading and other assets.

(d) ***Operational Risk***

Operational risk is the risk of loss resulting from external events, human factors, or failed processes or systems such as inaccurate pricing of transactions and positions, untimely trade execution, clearance and/or settlement, or the inability to process certain financial instrument transactions or large volumes of transactions.

(e) ***Legal and Regulatory Compliance Risk***

Legal risk is the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of BOCM's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting or netting of mutual obligations. Legal risk also encompasses the risk of loss attributable to deficiencies in the documentation of transactions (e.g., trade confirmations). Regulatory compliance risk is the risk of loss due to BOCM's violations of, or non-conformance with, laws, rules, regulations and prescribed practices in the normal course of conducting its business and activities.

(13) Financial Instruments with Off-Balance Sheet Risk

As a securities broker-dealer, BOCM is engaged in various securities trading and brokerage activities that expose BOCM to off-balance sheet credit and market risk. BOCM enters into various transactions involving derivatives and other financial instruments with off-balance sheet risk including exchange traded and over the counter options, financial futures contracts, TBA securities, When-issued securities, and swaps. These financial instruments are held for trading purposes, which include meeting the needs of clients and hedging proprietary trading activities, and are subject to varying degrees of market and credit risk.

At December 31, 2002, the contractual or notional amounts related to commitments to purchase and sell financial futures contracts were $8,000 and $281,500, respectively. The notional amount related to interest rate swaps, for which BANK ONE is the counterparty, was $5,500.

Delayed delivery contracts with settlement dates of 30 days or more are recorded on the accompanying Statement of Financial Condition, with the resulting net payable recorded in payable to broker-dealers and clearing organizations. The amount of delayed delivery contracts over 30 days aggregated $39,380 of sales, net. The carrying amounts of resale agreements, repurchase agreements, and bonds borrowed terminating in greater than 30 days as of December 31, 2002 were $288,547, $472,990, and $0, respectively. BOCM also bears market risk for unfavorable changes in the price of securities sold, not yet purchased.

(In thousands)

BOCM's principal exposure to credit risk is associated with customers not fulfilling their contractual obligations that can be directly impacted by volatile trading markets. Receivables from and payables to brokers-dealers, customers, and non-customers includes unsettled trades which may expose BOCM to credit and market risk in the event the counterparty is unable to fulfill its contractual obligations. A substantial portion of BOCM's transactions are collateralized and executed with and on behalf of institutional investors, including other brokers, dealers, and financial services companies.

In the normal course of business, BOCM maintains memberships at various exchanges and clearing organizations. As a condition of membership, BOCM is required to indemnify the obligations of its customers (performance bond margin), as well as to contribute to a membership guarantee fund which provides for market continuity in the unlikely event of another clearing member firm defaulting to the organization. These indemnification agreements are considered to have a remote risk of loss, and historical loss experience is negligible. BOCM clears and executes futures contracts, options on futures contracts, and equity products including options for the accounts of its customers. As such, BOCM posts performance bond collateral to the respective clearing organizations to fulfill the obligation of its customers' performance under these contracts. To reduce its risk, BOCM requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which the contract is traded. This margin is a good faith deposit from the customer, which reduces the risk to BOCM of failure on behalf of the customer to fulfill any obligations under the contract. To minimize its exposure to risk of loss due to market variation, BOCM adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2002 are adequate to minimize the risk of material loss resulting from adverse future changes in the market value of the open contracts.

(14) Income Taxes

The temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 2002 are primarily related to fixed asset depreciation. At December 31, 2002, BOCM had a net deferred tax liability of $885, which is included in other liabilities in the accompanying Statement of Financial Condition.

At December 31, 2002, BOCM had a net current federal tax payable of $2,851 and a net current state tax payable of $5,033, both of which are included in other liabilities in the accompanying Statement of Financial Condition.

(15) Employee Compensation and Benefits

BOCM's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by BANK ONE. Additionally, BOCM employees receive annual incentive compensation based on their performance and BANK One's consolidated operating results.

Pension and Postretirement Benefits

A noncontributory defined benefit pension plan covers most regular employees of BANK ONE and its subsidiaries, including employees of BOCM. In addition, BANK ONE sponsors postretirement life insurance plans and provides health care benefits for certain retirees and grandfathered employees when they retire. The postretirement life insurance benefit is noncontributory, while the health care benefits are contributory. There are no separate plans solely for employees of BOCM.

(16) Commitments and Contingencies

BOCM has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on BOCM's financial position.

In the normal course of business, BOCM enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2002, and were subsequently settled had no material effect on BOCM's financial position.